Exhibit 12

Travelport Limited

Computation of Ratio to Earnings to Fixed Charges

	Year Ended December 31,
(in $ millions)	2013	2012	2011	2010	2009
Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes and equity in earnings (losses) of investment in Orbitz Worldwide	(183)	(146)	(87)	4	57
Plus: Fixed charges	355	300	296	284	296
Plus: Amortization of capitalized interest	4	3	2	1	—
Less: Interest capitalized	(6)	(3)	(3)	(6)	(3)
Less: Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(5)	2	2	—	(3)

Earnings available to cover fixed charges	165	156	210	283	347

Fixed Charges:
Interest, including amortization of deferred finance costs but excluding gain (loss) on extinguishment of debt	343	291	287	272	286
Interest capitalized	6	3	3	6	3
Interest portion of rental payment	6	6	6	6	7

Total fixed charges	355	300	296	284	296

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	1.17

For the years ended December 31, 2013, 2012, 2011 and 2010, the Company’s earnings were insufficient to cover fixed charges by $190 million, $144 million, $86 million and $1 million, respectively.